Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448]
Use our toll-free telephone number shown above to present inquiries or obtain information about your coverage, and for us to provide assistance in resolving complaints.
GUARANTEED WITHDRAWAL BENEFIT XIII RIDER
Pacific Life Insurance Company, a stock company, (hereinafter referred to as “we”, “us”, “our”, and the “Company”) has issued this guaranteed minimum withdrawal benefit Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.
ICC12:20-1263

RIDER SPECIFICATIONS
Rider Effective Date: [Date]
Withdrawal Percentage: [7.0%]
Annual Charge: [2.75% (0.6875% quarterly)]
Minimum Annual Charge: [0.50% (0.125% quarterly)]
Maximum Annual Charge: [2.75% (0.6875% quarterly)]
Determinants of the Annual Charge:

If the 10 Year Treasury Rate* is:	The Annual Charge Cannot Exceed:
Less than [2.00%]	[2.75% (0.6875% quarterly)]
[2.00%] to less than [4.00%]	[2.25% (0.5625% quarterly)]
[4.00%] and greater	[1.50% (0.3750% quarterly)]

*	The rate is calculated in [February, May, August, and November]. The rate is the monthly average of business days for these months as published by the Federal Reserve, or an equivalent if this rate is not available.
The Annual Charge is guaranteed not to change until the first Contract Anniversary after the Rider Effective Date. For a complete description of the charges shown above, refer to the Annual Charge provision of this Rider.
Beginning on the first Contract Anniversary after the Rider Effective Date, and on any subsequent Contract Anniversary, we may increase or decrease the Annual Charge subject to a [0.50%] Increase Limit from the previous Contract Anniversary, and the Maximum Annual Charge and the Annual Charge ranges shown above. The Annual Charge may decrease, subject to the Minimum Annual Charge shown above. For a complete description of how the Annual Charge can change, please refer to the Change in Annual Charge provision of this Rider.
Please refer to the Appendix A attached to this rider for more information regarding the investment allocation requirements.
ICC12:20-1263

Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:
Annual RMD Amount — The amount required to be distributed each Calendar Year for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions.
Protected Payment Amount — The maximum amount that can be withdrawn under this Rider each Contract Year without reducing the Protected Payment Base. The Protected Payment Amount on any day on or after the Rider Effective Date is equal to the lesser of:
(i)	the Withdrawal Percentage shown in the Rider Specifications multiplied by the Protected Payment Base as of that day, less cumulative withdrawals during that Contract Year; or

(ii)	the Remaining Protected Balance.
The Protected Payment Amount will never be less than zero. Any Protected Payment Amount that is not withdrawn during a Contract Year may not be withdrawn in a subsequent contract year. Upon telephone or written request we will provide you with the Protected Payment Amount as of that day.
Protected Payment Base — An amount used to determine the Protected Payment Amount. Initially, this amount is equal to the Initial Purchase Payment, if this Rider is effective on the Contract Date; or the Contract Value, if this Rider is effective on a Contract Anniversary. The Protected Payment Base will remain unchanged except as otherwise described under the provisions of this Rider. THE PROTECTED PAYMENT BASE CANNOT BE WITHDRAWN AS A LUMP SUM AND IS NOT PAYABLE AS A DEATH BENEFIT.
Quarterly Rider Anniversary — Every three month anniversary of the Rider Effective Date.
Remaining Protected Balance — The amount available for future withdrawals made under this Rider. The Remaining Protected Balance will never be less than zero. THE REMAINING PROTECTED BALANCE CANNOT BE WITHDRAWN AS A LUMP SUM AND IS NOT PAYABLE AS A DEATH BENEFIT.
Reset — An increase or decrease in the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value, determined as of a Reset Date.
Reset Date — Any Contract Anniversary after the Rider Effective Date on which an Automatic Reset or an Owner-Elected Reset occurs.
For purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges and charges for premium taxes and/or other taxes, if applicable. Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the provisions of the Contract.
Guaranteed Withdrawal Benefit Rider XIII — You have purchased a Guaranteed Withdrawal Benefit XIII Rider. Subject to the terms and conditions described herein, this Rider:
(a)	allows for withdrawals up to the Protected Payment Amount each Contract Year without any adjustment to the Protected Payment Base, regardless of market performance, until the Remaining Protected Balance equals zero; and

(b)	allows for withdrawals for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions, regardless of the amount, without any adjustment to the Protected Payment Base, subject to certain conditions as described herein.

(c)	provides for annual Automatic Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance.
ICC12:20-1263

Eligibility — This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary (if available), provided:
a)	the age of each Owner and Annuitant is [85] years or younger on the date of purchase; and

b)	the Contract is not issued as an Inherited IRA, Inherited Roth IRA, or Inherited TSA; and

c)	the entire Contract Value is invested according to the investment allocation requirements applicable to this Rider. Please refer to the Appendix A attached to this Rider.
We will provide you with an annual statement that lists the Protected Payment Amount, Protected Payment Base, and Remaining Protected Balance.
Annual Charge — An annual charge for expenses related to this Rider will be deducted on a quarterly Basis. The initial Annual Charge, the Minimum Annual Charge and the Maximum Annual Charge are shown in the Rider Specifications.
The annual charge is deducted, in arrears, on each Quarterly Rider Anniversary that this Rider remains in effect. The charge is equal to the current quarterly charge percentage multiplied by the Protected payment Base on the day the charge is deducted. The charge will be deducted from the Variable Investment Options on a proportionate basis relative to the Account Value in each such variable Investment Option.
If this Rider terminates on a Quarterly Rider Anniversary, the charge for the prior Quarter will be deducted from the Contract Value on that Quarterly Rider Anniversary.
If the Rider terminates prior to a Quarterly Rider Anniversary for reasons other than when a death benefit becomes payable under the Contract, we will prorate the charge. The prorated amount will be based on the Protected Payment Base as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Quarterly Rider Anniversary immediately following the day the Rider terminates.
If the Rider terminates as a result of the death of an Owner or when a death benefit becomes payable under the Contract, any charge deducted between the date of death and the Notice Date will be prorated as applicable to the date of death and added to the Contract Value on the Notice Date.
We will waive the charge in the following cases:
•	the quarter during which full annuitization of the Contract occurs;

•	beginning with the quarter after the Contract Value is zero.
Change in Annual Charge — Beginning on the first Contract Anniversary after the Rider Effective Date, and on any subsequent Contract Anniversary, we may change the Annual Charge. The new Annual Charge will remain in effect until the next Contract Anniversary.
The Annual Charge may increase or decrease. Any increase in the Annual Charge will not exceed the Increase Limit shown in the Rider Specifications per Contract Year, nor exceed the Maximum Annual Charge and Annual Charge ranges shown in the Rider Specifications. There is no limit on the amount by which the Annual Charge may decrease, subject to the Minimum Annual Charge shown in the Rider Specifications.
Initial Values — The Protected Payment Base and Remaining Protected Balance are initially determined on the Rider Effective Date. On the Rider Effective Date, the Protected Payment Base and Remaining Protected Balance are equal to the Initial Purchase Payment or, if effective on a Contract Anniversary, the Contract Value on that Contract Anniversary.
Subsequent Purchase Payments — Subsequent Purchase Payments accepted after the Rider Effective Date will result in an increase to the Protected Payment Base and Remaining Protected Balance by the amount of the Purchase Payment.
ICC12:20-1263

Limitation on Subsequent Purchase Payments — For the purposes of this Rider, on or after the first (1st) Contract Anniversary measured from the Rider Effective Date, we reserve the right to reject or restrict any subsequent Purchase Payments. If you previously purchased another living benefit rider for your Contract, subsequent Purchase Payments to your contract may already be restricted.
This provision only applies if the Contract permits Purchase Payments after the first (1st) Contract Anniversary, measured from the Contract Date.
Withdrawal of Protected Payment Amount — While this Rider is in effect, you may make cumulative withdrawals up to the Protected Payment Amount each Contract Year without any adjustment to the Protected Payment Base, regardless of market performance, until the Remaining Protected Balance equals zero or until the Rider terminates as specified in the Termination of Rider provision of this Rider.
If a withdrawal does not exceed the Protected Payment Amount immediately prior to the withdrawal, the Protected Payment Base will remain unchanged. The Remaining Protected Balance will decrease by the withdrawal amount immediately following the withdrawal.
Withdrawals Exceeding Protected Payment Amount — Except as otherwise provided under the Withdrawals to Satisfy Required Minimum Distribution (“RMD”) provision of this Rider, if a withdrawal exceeds the Protected Payment Amount immediately prior to the withdrawal, we will reduce the Protected Payment Base and Remaining Protected Balance. This adjustment will occur immediately following the withdrawal according to the following calculation:
(a)	Determine excess withdrawal amount (“A”) where A equals total withdrawal amount (including any applicable withdrawal charge) minus the Protected Payment Amount immediately prior to the withdrawal

(b)	Determine the ratio for proportionate reduction (“B”) where B equals A divided by (Contract Value immediately prior to the withdrawal minus the Protected Payment Amount immediately prior to the withdrawal);

(c)	Determine the new Protected Payment Base which equals the Protected Payment Base immediately prior to the withdrawal multiplied by (1 minus B). The Protected Payment Base will never be less than zero;

(d)	For each withdrawal taken during the Contract Year, determine the new Remaining Protected Balance which equals the lesser of:
1.	(Remaining Protected Balance immediately prior to the withdrawal less the Protected Payment Amount) multiplied by (1 minus B); or

2.	The Remaining Protected Balance immediately prior to the withdrawal, minus the total withdrawal amount.
WITHDRAWALS EXCEEDING THE PROTECTED PAYMENT AMOUNT COULD REDUCE FUTURE BENEFITS BY MORE THAN THE DOLLAR AMOUNT OF THE WITHDRAWAL.
The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount.
Withdrawals to Satisfy Required Minimum Distribution (“RMD”) — No adjustment will be made to the Protected Payment Base if withdrawals made under this Rider exceed the Protected Payment Amount immediately prior to the withdrawal, provided that such withdrawal (herein referred to as an “RMD withdrawal”) is for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions, and further subject to the following:
•	you have authorized us to calculate and make periodic distribution of the annual RMD amount for the Calendar Year required based on the payment frequency you have chosen;

•	the annual RMD amount is based on the previous year-end fair market value of this Contract only; and
ICC12:20-1263

•	no withdrawals (other than RMD withdrawals) are made from the Contract during the Contract Year.
The Company reserves the right to modify or eliminate the Withdrawals to Satisfy Required Minimum Distribution (“RMD”) provision if there is any change to the Internal Revenue Code or IRS rules relating to required minimum distributions, including the issuance of relevant IRS guidance. If the Company exercises this right, we will provide notice to the Owner.
Depletion of Contract Value — If a withdrawal does not exceed the Protected Payment Amount immediately prior to such withdrawal, and the Contract Value is reduced to zero, the following will apply:
•	the Protected Payment Amount will be paid under a series of pre-authorized withdrawals under a payment frequency, as elected by the Owner, but no less frequently than annually, until the Remaining Protected Balance is reduced to zero;

•	no additional Purchase Payments will be accepted under the Contract;

•	any Remaining Protected Balance will not be available for payment in a lump sum or may not be applied to provide payments under an Annuity Option; and

•	the Contract will cease to provide any death benefit.
Automatic Reset — On each Contract Anniversary while this Rider is in effect and before the Annuity Date, we will automatically reset the Protected Payment Base and Remaining Protected Balance if the Contract Value on that Contract Anniversary is greater than the Protected Payment Base by at least $1.00.
The Protected Payment Base and Remaining Protected Balance will be reset to an amount equal to 100% of the Contract Value.
We will provide you with confirmation of each automatic Reset.
Owner-Elected Resets (Non-Automatic) — You may, on any Contract Anniversary after the Rider Effective Date or the most recent Reset Date, whichever is later, elect to reset the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value as of that Contract Anniversary.
On each Reset Date we will set the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value as of that Reset Date.
If you elect this option, your election must be received, in a form satisfactory to us, at our Service Center within [sixty (60) days] after the Contract Anniversary on which the Reset is effective. This option may result in a reduction in the Protected Payment Base, Remaining Protected Balance            and Protected Payment Amount. We will provide you with confirmation of each Owner-Elected Reset (Non-Automatic).
Application of Rider Provisions — On and after each Reset Date, the provisions of this Rider shall apply in the same manner as they applied when the Rider was originally issued. The limitations and restrictions on withdrawals, the deduction of quarterly charges and any future reset options available on and after each Reset Date, will again apply and will be measured from that Reset Date.
Continuation of Rider if Surviving Spouse Continues Contract — If the Owner dies while this Rider is in effect and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue, unless otherwise terminated.
ICC12:20-1263

Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving
Spouse Continues Contract provision of this Rider, this Rider will automatically terminate upon the earliest to occur of one of the following events:
(a)	the day any portion of the Contract Value is no longer invested according to the investment allocation requirements applicable to this Rider;

(b)	the day the Remaining Protected Balance is reduced to zero;

(c)	the day we are notified of a change in ownership of a non-qualified Contract, excluding:
i.	changes in ownership to or from certain trusts; or

ii.	adding or removing the Owner’s spouse to the Contract
(d)	when a death benefit becomes payable under the contract;

(e)	the day the Contract is terminated in accordance with the provisions of the Contract;

(f)	the Annuity Date; or

(g)	the day that the Contract Value is reduced to zero as a result of a withdrawal (except an RMD withdrawal) that exceeds the Protected Payment Amount.
Rider Effective Date — This Rider is effective on the Contract Date, unless a later date is shown in the Rider Specifications.
All other terms and conditions of the Contract remain unchanged by this Rider.
PACIFIC LIFE INSURANCE COMPANY
[

Chairman and Chief Executive Officer	Secretary ]
ICC12:20-1263

RIDER SAMPLE CALCULATIONS — FOR ILLUSTRATION PURPOSES ONLY
GUARANTEED WITHDRAWAL BENEFIT XIII RIDER
The numeric examples shown in this section are based on certain assumptions. They have been provided to assist in understanding the benefits provided by this Rider and to demonstrate how Purchase Payments received and withdrawals made from the Contract prior to the Annuity Date affect the values and benefits under this Rider over an extended period of time. These examples are not intended to serve as projections of future investment returns.
Assumptions for examples 1-4:
•	Rider purchased at Contract issue by a 65-year old

•	Automatic Resets are shown

•	Investment returns are hypothetical

•	Subsequent Purchase Payments occur on the last day of the Contract Year

•	Withdrawals occur on the last day of the Contract Year
Example 1: Setting of Initial Values

			Contract Value	Protected		Remaining
Contract	Purchase		After	Payment	Protected Payment	Protected
Year	Payment	Withdrawal	Transaction	Base	Amount	Balance
Beginning of Year 1	$100,000		$100,000	$100,000	$7,000	$100,000
Example 2: Subsequent Purchase Payment

			Contract Value	Protected		Remaining
Contract	Purchase		After	Payment	Protected Payment	Protected
Year	Payment	Withdrawal	Transaction	Base	Amount	Balance
Beginning of Year 1	$100,000		$100,000	$100,000	$7,000	$100,000
Activity	$100,000		$200,000	$200,000	$14,000	$200,000
Beginning of Year 2			$207,000	$207,000	$14,490	$207,000
•	Since a subsequent purchase payment of $100,000 was made in the first Contract Year, the Protected Payment Base and Remaining Protected Balance are increased by the amount of the purchase payment.

•	The Protected Payment Base and Remaining Protected Balance are stepped up to the Contract Value of $207,000 at the beginning of Contract Year 2. The Protected Payment Amount ($14,490) is adjusted to equal 7% of the new Protected Payment Base.
ICC12:20-1263

Example 3: Withdrawals of Less than the Protected Amount

			Contract Value	Protected		Remaining
Contract	Purchase		After	Payment	Protected Payment	Protected
Year	Payment	Withdrawal	Transaction	Base	Amount	Balance
Beginning of Year 1	$100,000		$100,000	$100,000	$7,000	$100,000
Activity	$100,000		$200,000	$200,000	$14,000	$200,000
Beginning of Year 2			$207,000	$207,000	$14,490	$207,000
Activity		$10,000	$211,490	$207,000	$4,490	$197,000
Beginning of Year 3			$211,490	$211,490	$14,804	$211,490
•	Since a compliant withdrawal takes place in Contract Year 2, the Protected Payment Base remains the same and the Remaining Protected Balance is reduced by the amount of the withdrawal to $4,490.

•	The Protected Payment Base and Remaining Protected Balance are stepped up to the Contract Value of $211,490 at the beginning of Contract Year 3. The Protected Payment Amount ($14,804) is adjusted to equal 7% of the new Protected Payment Base.
Example 4: Withdrawal Exceeding the Protected Payment Amount

			Contract Value	Protected		Remaining
Contract	Purchase		After	Payment	Protected Payment	Protected
Year	Payment	Withdrawal	Transaction	Base	Amount	Balance
Beginning of Year 1	$100,000		$100,000	$100,000	$7,000	$100,000
Activity	$100,000		$200,000	$200,000	$14,000	$200,000
Beginning of Year 2			$207,000	$207,000	$14,490	$207,000
Activity		$30,000	$191,490	$191,495	$0	$177,000
Beginning of Year 3			$191,490	$191,495	$13,404	$177,000
Beginning of Year 4			$204,894	$204,894	$14,342	$204,894
•	Due to the non-compliant withdrawal of $30,000 made in Contract Year 2, the Protected Payment Base is reduced to $191,495 and the Remaining Protected Balance is reduced to $177,000.
o	A = $15,510 = ($30,000 — $14,490)

o	B = 0.0749 = ($15,510/($221,490 — $14,490)

o	PPB = $191,495 = $207,000 x (1 — 0.0749)

o	RPB = $177,000 = lesser of:
▪	$178,091 = ($207,000 — $14,490) x (1 — 0.0749); or
▪	$177,000 = ($207,000 — $30,000)
o	At the beginning of Contract Year 3, the Protected Payment Amount is reset to $13,404 (7% x $191,495)
•	An automatic Reset takes place at the beginning of Contract Year 4, since the Contract Value ($204,894) is higher than the Protected Payment Base ($191,495). This resets the Protected Payment Base and Remaining Protected Balance to $204,894. Also, the Protected Payment Amount increases to $14,342 (7% x $204,894).
ICC12:20-1263

APPENDIX A — SUMMARY OF INVESTMENT ALLOCATION REQUIREMENTS
This summary outlines the general features of the investment allocation requirements applicable to this Rider. Details regarding the investment options will be provided to you upon request.
Investment Allocation Requirements — The investment allocation requirements of this Rider consist of several different Asset Allocation Strategies, which are maintained by us for use in combination with certain optional riders that are available with our variable annuity contracts. The Asset Allocation Strategies described herein may change from time to time. To remain up-to-date on any changes made, please see the most recent Prospectus. Asset allocation is the allocation of Purchase Payments or Contract Value among various investment asset classes and involves decisions about which asset classes should be selected and how much of the total Contract Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term. At initial purchase and during the entire time that you own this Rider, you must allocate your entire Contract Value according to the investment allocation requirements applicable to this Rider.
Asset Allocation Strategies — You may allocate your entire Purchase Payment or Contract Value among any of the allowable Asset Allocation Strategies listed below:
[Pacific Dynamix Conservative Growth
Pacific Dynamix Moderate Growth
Portfolio Optimization Conservative
Portfolio Optimization Moderate-Conservative
Portfolio Optimization Moderate
American Funds® Asset Allocation
BlackRock Global Allocation V.I. Fund
Fidelity VIP FundsManager® 60%
First Trust /Dow Jones Dividend & Income Allocation Portfolio
GE Investments Total Return Fund
Invesco V.I. Balanced-Risk Allocation Fund
Janus Aspen Balanced
MFS Total Return Series
PIMCO Global Multi-Asset Portfolio]
Allocations among these strategies must total 100%.
ICC12:20-1263

Purchase Payment Allocations — Your Initial Purchase Payment (in the case of a new application) or Contract Value, as applicable, will be allocated to the investment option program you select. Subsequent Purchase Payments, if allowed under the Contract, will also be allocated accordingly, unless you instruct us otherwise in writing.
You may also allocate Purchase Payments to any allowable fixed-rate General Account Investment Option (if available under the Contract) only for purposes of dollar cost averaging (the periodic transfer of amounts) to the investment options within your investment option program. However, amounts transferred from any such allowable fixed-rate General Account Investment Option must be made over a period not to exceed [twenty four (24)] months (if available).
The entire Contract Value must remain invested according to the investment allocation requirements applicable to this Rider to remain in effect. Any portion of a Purchase Payment or Contract Value allocated to an investment option that does not comply with the investment allocation requirements applicable to this Rider may terminate the Rider in addition to your participation in the program (see Termination of Investment Option Programs provision of this Appendix A).
Change of Investment Option Programs — Subject to trading restrictions, you may change your investment options at any time with a proper written request or by electronic instructions provided a valid electronic authorization is on file with us. You should consult with your registered representative to assist you in determining which investment options are best suited to your financial needs, investment time horizon, and are consistent with your risk comfort level. You should periodically review those factors to determine if you need to change investment options to reflect such changes.
Termination of Investment Option Programs — If your investment allocation fails to meet the requirements of the investment option programs established for this Rider, this Rider will terminate.
You may cause an involuntary termination of both the Rider and your participation in the investment option programs upon the occurrence of any one of the following events:
(a)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to an investment option that is not currently compliant with the investment allocation requirements applicable to this Rider; or

(b)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to any fixed-rate General Account Investment Option (if available under the Contract) that is not an allowable option or an allowable transfer under the program.
We will send you written notice in the event any transaction described in subparagraphs (a) through (b) above occur. You have ten (10) Business Days from the day the involuntary termination occurs to remedy the Rider termination by allocating your Purchase Payments or Contract Value to an allowable investment option.
ICC12:20-1263